SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation

Electricity Sales Report

	Electricity Sold (In gigawatt hours)			Revenue from the Sale of Electricity (In billions of Won)
Demand by Type of Usage	2017 (January- December)	2018 (January - December)	YoY Change (%)	2017 (January - December)	2018 (January - December)	YoY Change (%)
Residential	68,544	72,895	6.4	7,437	7,790	4.8
Commercial	111,298	116,934	5.1	14,515	15,198	4.7
Educational	8,316	8,678	4.4	857	904	5.4
Industrial	285,969	292,999	2.5	30,715	31,191	1.6
Agricultural	17,251	18,504	7.3	821	878	6.9
Street-lighting	3,557	3,582	0.7	404	408	1.0
Overnight Power	12,811	12,557	-2.0	865	849	-1.8

Total	507,746	526,149	3.6	55,614	57,218	2.9

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received there from (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the preliminary internal estimates of KEPCO as of the relevant meter reading periods and do not include electricity sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Kab-soon
	Name:	Kim, Kab-soon
Date: March 7, 2019	Title:	Vice President